Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-130663

FIRST UNITED ETHANOL, LLC (“FUEL”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents FUEL has filed with the SEC for more complete information about FUEL and this offering. You may get this information for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, FUEL will arrange to send you the prospectus if you request it by calling (229) 522-2822; emailing us at info@firstunitedethanol.com or visiting our web site at www.firstunitedethanol.com.
All letters of intent received by FUEL relating to the offering are non-binding indications of interest and there is no assurance or guarantee that the offering will be successful or that FUEL will obtain equity offering proceeds in an amount that is sufficient to secure the debt financing necessary to fully capitalize the project. In addition, FUEL can give no assurance or guarantee that the SEC will declare its registration statement effective or that the registration statement will be declared effective by a certain date.
Georgia ethanol plant may be running by 2008
By Justin Rubner, Staff Writer
Atlanta Business Chronicle
May 16, 2006
     Construction of a $144 million, 90-acre ethanol plant in southwest Georgia could start as early as October. Several factors are fueling an aggressive drive to build the first such plant in the state: rising gas prices, new federal energy regulations and a growing discontent with the United States’ reliance on foreign oil. Now, the project has wings as planners have received a construction schedule from Minnesota-based Fagen Inc., one of the premiere ethanol plant developers in the country. The company is building more than two-thirds of all the new ethanol plants nationwide. “Fagen is definitely the power player in this industry,” said Clint Thompson, president of the group handling project management, Thompson, Hoffman & Co.
     Yearly, the Camilla, Ga., plant is expected to produce 100 million gallons of ethanol, a cleaner-burning alternative fuel derived from corn or grain. It’s the brainchild of Camilla-based First United Ethanol LLC (FUEL), a group of agri-businessmen from South Georgia. It would be one of the largest plants in the country, organizers say.
     In September, FUEL raised $1.2 million in seed funding. In December, the group submitted an application to the Securities and Exchange Commission to become a public company.
More Online
     Read more about Ethanol: Go to bizjournals.com/Atlanta/search, Search for Ethanol; Returns 7 stories in the past year.

Nearly ready to go
     Thompson expects the SEC to give the capital campaign a green light in June. He says project coordinators have already received letters of intent from several investors – “more than enough money to do the project right now.” Crews in Camilla are expected to start the $5 million site preparation project in October. In January, they should start construction, estimated to cost $113 million. The plant is expected to be operational by the first quarter of 2008. While construction would likely be the costliest, logistics – getting the corn to the facility and the ethanol to customers – is going to be the biggest challenge, organizers say. The group is starting early with a plan to railroad corn from the Midwest, a project that would cost $5.9 million.
‘Pretty easy choice’
     The plant, like a distiller, mixes corn, water and yeast to make ethanol, nearly pure alcohol. The end product would be trucked to the companies that mix the ethanol with gasoline. In addition, products left over from fermentation would be shipped to Georgia’s chicken farmers for feed. About 5 percent of the plant’s revenue is expected to come from that. Currently, there are two grades of ethanol that can be used in cars. E10, which contains 10 percent ethanol, is available in some gas stations in Georgia. The holy grail of ethanol, though, E85, is a tougher feat, as special converters and pumps are needed. However, Jill Stuckey, director of alternative fuels for Georgia, is working with the fuel industry to make that technology available as soon as possible. For Stuckey, any fuel that reduces oil dependence is a no-brainer. “It will allow us to become more energy independent, instead of sending our money to the Middle East where people don’t like us really well,” Stuckey said. “It’s a pretty easy choice for me.”
Reach Rubner at jrubner@bizjournals.com